Room 4561


									June 23, 2005


Thomas E. Gibbs
President and Chief Executive Officer
United Systems Technology
1850 Crown Road, Suite 1109
Dallas, Texas  75234

Re:	United Systems Technology
	Amendment No. 2 to Schedule 13E-3
	File No.  5-37771
	Filed June 3, 2005

	Preliminary Proxy Statement on Schedule 14A
	File No.  0-09574
	Filed June 3, 2005

      Form 10-K for the year ended December 31, 2004
      File No.  0-09574

Dear Mr. Gibbs:

	We have reviewed your filings and have the following comments.

General
1. We reissue our prior comment that you must file the correspondence you submitted to the staff in response to our comments on EDGAR, tagged as "CORRESP." We are unable to locate this information on EDGAR. Note that each response letter should be filed simultaneously with the filing of the preliminary proxy and Schedule 13e-3 filings.
2. We note that the company issued press releases pertaining to the transaction on May 20, 2005, May 31, 2005 and June 3, 2005 and filed them under cover of Form 8-K. In the future, please consider the application of Rule 14a-12 with respect to written communications regarding matters that are or may be subject to a proxy solicitation prior to furnishing a proxy statement.
Schedule 14A

3. See prior comment 3. Please tell us what steps you have taken or will take to correct the tag on the April 18, 2005 preliminary proxy filing, which is still mislabeled as definitive, so that it reflects a revised preliminary filing.
Special Factors

4. See prior comment 8. Your revised disclosure identifies as a "key consideration" the role of the two independent directors whom you identify as "better suited to represent the interests of the Company`s unaffiliated shareholders" with respect to the reverse/forward split. Please revise the disclosure to address the apparent conflict of interest between the independent directors-who will be continuing shareholders of the company-and the unaffiliated shareholders that will be cashed out. Please include disclosure in this section specifically stating that each of the two independent directors owns 10,000 or more shares and will be continuing shareholders after the reverse/forward split.

5. Your disclosure on page 21 indicates that the Board, in determining the cash consideration to be paid to shareholders, considered "the going concern or fair market value, on a non-controlling basis (as determined by W&T)." Please revise to disclose whether the Board independently conducted an analysis of the going concern value. In this regard, we note that you have removed any references to the Board`s adoption of W&T`s analysis. We remind you that the discussion of the substantive fairness determination should include each filing person`s consideration of the factors, including going concern value, listed in Instruction 2 to Item 1014 of Regulation M-A, or if a filing person relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation.

6. See prior comment 10.  You state on page 34 that the board engaged
in a "detailed discussion" and considered, among other factors, "market premiums paid by other issuers in going private transactions." Please revise the disclosure to provide appropriate detail behind these discussions.  For example, what considerations
were given to the current and historical market prices?   As to
the
comparative evaluation you undertook, which issuers did you include in your study and how were they comparable to the instant transaction? When did management undertake this study, before or after receiving the Constellation letter of interest? Was any outside party involved in the preparation of such study? Why isn`t this study addressed in your discussion of cash consideration on page
21?

7. Regarding your decision to increase the price to $0.08 per share, and in light of the W&T update letter, which did not alter its initial fair market valuation, it is unclear how management arrived at the figure of $0.08, and not some other amount. Who first proposed the $0.08 figure? Were other amounts considered and rejected? If so, please expand the disclosure to address more specifically how management reached an agreement that the cash out price should be increased to $0.08, including your response to prior comment 10 where you indicate that $0.10 is "based on a 100% controlling interest in the Company, whereas the Board of Directors` cash-out price and W&T`s share valuation are based on a non-controlling interest value and is not directly comparable."

8. You state several times, in connection with the $0.10 per share offer by Constellation that the company is "not for sale." Do you mean to suggest the company is not for sale at any price? It would appear more accurate to state that management is unwilling to sell its shares at $0.10 per share for the reasons you outline and that without management`s willingness to sell, the offer, conditioned as it is upon a 100% controlling interest by the buyer, could never be consummated. Please remove the statements that the company is "not for sale" and expand the discussion to address the reasons why the Constellation offer was rejected. Please specifically address how management`s rejection of the Constellation offer is consistent with your conclusion that the reverse/forward split is in the best interests of the Company and its unaffiliated shareholders.

Summary Financial Information, page 35
9. Please revise your discussion to provide the most recent financial information for the quarterly period ending March 31, 2005.

Closing Information

	File an amendment to the proxy statement in response to our comments. Please file clearly and accurately marked copies of the amendment and include in your response letter page references to the amendment indicating where changes in response to our comments are located. Response letters specifically stating what changes were made in response to our comments and identifying the page numbers in the amended version where the changes may be found will significantly facilitate our review. In addition, please also note the location of any material changes made for reasons other than in response to our comments. In the event that you disagree with any of our comments, provide the basis in your response letter. We may have additional comments based on your responses.

      Please contact Maryse Mills-Apenteng at 202-551-3457 or you may contact Mara Ransom in the Office of Mergers and Acquisitions at 202-
551-3264. If you still require further assistance, please contact me at 202-551-3730.

Sincerely,



      Barbara C. Jacobs
							Assistant Director

cc:  	Via facsimile:  972-402-9922
      Randy McGee
	Chief Financial Officer
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Thomas E. Gibbs
United Systems Technology
June 23, 2005
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